UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2004____	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated August 19, 2004

2.

News Release dated August 31, 2004

3.

Interim Financial Statements (Unaudited) for the period ended June 30, 2004

4.

Management Discussion and Analysis for the period ended June 30, 2004

5.

Certification of Interim Filings – CEO

6.

Certification of Interim Filings – CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: October 29, 2004

                     Signed:  /s/ Joanne Freeze

                                                                                     Joanne Freeze, Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE COMPLETES PHASE ONE DRILLING PROGRAM ON ALTO DORADO, NORTHERN PERU

Release No. 106                                                                                                                                                                DNT: TSX-V

Vancouver, British Columbia, August 19th, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to advise that the Phase One drilling program has been completed on the wholly-owned Alto Dorado property located in Northern Peru. A total of 1050 metres have been drilled in nine holes. Eight holes were drilled in the Toril high sulphidation gold zone and one in the Olla porphyry gold-copper zone. Depths of drill holes varied from 46 to 201 metres. All assays are expected to be received, compiled and reported within the next three weeks.

In the Toril Zone the drill holes intersected a volcanic sequence of pyroclastic breccias, lapilli breccia, crystal tuff and lahar rocks. Vuggy silica and quartz-alunite alteration which are typical of the high sulphidation environments was found predominantly in the more porous units: the pyroclastic breccias and lapilli breccia. A diatreme-like structure crosscut by various hydrothermal breccias (feeders) and vuggy silica fragments was intersected near the centre of the Toril Zone. It is believed to have acted as the conduit (control) for the alteration and gold mineralization, which is strongest closer to the structure. Some targets were not reached due to drilling difficulties caused by clays and broken rock, especially near the diatreme-like structure.

In the Olla Zone, one hole was drilled to a depth of 190 metres. The entire hole intersected alteration and mineralization typical of gold-copper porphyry deposits, which includes: leached cap, propylitic, phyllic (quartz-sericite), potassic (secondary biotite) zones, which contain quartz stockwork. Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over most of the hole. Molybdenum was observed starting at 80 metres to the bottom of the hole also as disseminations and in stockwork. Previous reverse circulation drilling by Hecla and Candente in this area (four holes to depths of 40 to 100 metres) intersected copper and gold grades varying from 0.1 to 0.65 grams per tonne (gpt) gold and 0.1 to 0.37% copper. Due to the nature of reverse circulation drilling, which only recovers small rock chips, and the shallow depths of the drill holes, all of the porphyry style alteration zones were not previously recognized. Recent geological mapping has identified quartz stockwork, argillic and phyllic (typical porphyry style) alteration in outcrop over an area that covers 1.8 by 0.8 kilometres (km). Within this alteration zone, chalcopyrite and pyrite mineralization has also recently been identified in petrographic studies from outcrop 1.2 km north of the recent core drill hole.

Geophysical surveys (induced polarization) over the porphyry targets are in progress and to date have identified high chargeability signatures typical of porphyry style mineralization. Future drill targets are expected to be developed with this work.

The drill will now be moved to the Canariaco Property and a second phase drilling program will be carried out at Alto Dorado following the Canariaco drilling program.

For more technical information on the Alto Dorado property please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Candente also advises that the Company has granted incentive stock options to new employees to purchase a total of 160,000 shares exercisable at a price of $0.70 per share for a period of five years.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

SECOND QUARTER 2004 RESULTS

Release No. 107

DNT:TSX-V

Vancouver, British Columbia, August 31, 2004. Candente Resource Corp. – DNT:TSX-V (“the Company”) reports the following highlights from the Second Quarter of 2004:

The Company confirms that its unaudited interim financial statements for the second quarter ended June 30, 2004 were filed on SEDAR on August 30, 2004 as required by applicable securities laws.

The following discussion and analysis is for the period ended June 30, 2004 compared with the period ended June 30, 2003. This information is current to August 20, 2004 and has not been reviewed by the Company’s auditors.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Company incurred a loss of $293,674 in the quarter ended June 30, 2004 ($115,483 in 2003), the difference of $178,191 was incurred in primarily foreign exchange losses, corporate development and shareholder communication and security costs. For the six month period ended June 30, 2004, the loss was $740,330 ($219,480 in 2003), the difference of $520,850 was primarily related to the same expenses as in the quarterly results with the added addition of $196,191 in stock based compensation costs. The Company also wrote off $2,246 in mineral property costs in 2004. These properties written-off were all located in Newfoundland. The increase in overhead was incurred due to the increase in activities of the Company made possible by the successful capital raising activities during the previous year and the resultant additional exploration conducted on the properties.

The operational effectiveness of the Company’s activities in Peru had improved in prior periods due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate, however in the current period the Canadian dollar declined against the U.S. dollar by $0.37. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chico. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. During the past several months the Company has carried out geophysical surveys, which helped to delineate several drill targets. The Phase One drilling program has recently been completed and a total of 1050 metres have been drilled in nine holes. Assay results will be received, compiled and reported by the middle of September 2004.

Canariaco

Canariaco is located within the Western Cordillera of the Peruvian Andes. The Canariaco property hosts porphyry copper-gold prospects. The exploration carried out to date consists of geological mapping, geochemical sampling (including a soil grid) and geophysical surveys. All this data is currently being compiled and drill targets are being delineated. Drilling is scheduled to commence in September 2004.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites. During the Summer of 2003, the Company carried out exploration on the property which included an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples (mostly from trenching); and geological mapping. In the first part of 2004, Induced Polarization (IP) and magnetics (geophysical) surveys were conducted. Further mapping will be carried out and a 2700m drill program will be conducted in September 2004.

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4
	$	$	$	$
2004	(441,549)	(293,674)	-	-
2003	(103,997)	(115,483)	(80,290)	(1,229,889)
2002	(52,531)	(189,856)	(117,552)	(77,726)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain. The loss in the first half of 2004 was primarily due to the recognizing of stock-based compensation of $196,191. Additional costs were incurred due to increasing office space to handle the increased exploration activity.

Capital Resources and Liquidity

The Company’s financial resources increased during the quarter with $230,713 raised by the issue of 674,750 shares on the exercise of stock options and warrants to a balance of $2,643,695 at the period end.

The Company has adequate financial resources to conduct its activities for the balance of the year and currently does not anticipate difficulties in raising additional funding if needed.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 4 to the Financial Statements.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles, however they are recorded in the financial statements in U.S. dollars. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the six months ended June 30, 2004, the Company recorded a loss of $98,117 while in 2003 a loss of $7,933 was recorded for foreign exchange. The Company minimizes its foreign exchange risk by maintaining low account balances in U.S. dollars and Peruvian soles, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits, which provide a variable rate of interest.

The Company believes that the U.S. dollar is in a declining trend and accordingly keeps most of its cash balances in Canadian dollars, which amounts are translated for accounting purposes into U.S. dollars for financial statement purposes. Short term rallies in the U.S. dollar will therefore result in unrealized losses on the conversion of Canadian dollar balances.

Outstanding Share Data

The Company has one class of common shares: as at August 22, 2004, there were 36,062,704 common shares outstanding.

The Company has a stock option plan: As at August 22, 2004, there were 3,459,250 stock options outstanding, all of which have vested.

The Company has outstanding as at August 22, 2004 of 3,552,500 warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P. Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The company relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP.

Consolidated Financial Statements
June 30, 2004
(Stated in U.S. Dollars)

D E V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

                                                                                               Tel: (604) 687-5447

Fax: (604) 687-6737

NOTICE TO READER

We have compiled the consolidated balance sheet of Candente Resource Corp. as at June 30, 2004 and the consolidated statements of operations and deficit, and cash flows for the three month period ended June 30, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“De Visser Gray”

 CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 18, 2004

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

                                                                                                                          June 30,

December 31,

                                                                                                         2004          2003

                                                                                                                                     (audited)

                  A S S E T S

Current Assets Cash and cash equivalents	$ 2,643,695	$ 3,672,704
Amounts receivable	87,407	39,000
Subscriptions receivable	-	59,032
Prepaid expenses and deposits	152,649	123,009
Marketable securities	18,743	-
	2,902,494	3,893,745
Mineral properties (Note 6)	4,099,230	3,108,000
Equipment (Note 5)	151,414	92,266
	$ 7,153,138	$ 7,094,011
L I A B I L I T I ES Current Liabilities Accounts payable and accrued liabilities	$ 223,087	$ 45,566
Due to related parties (Note 4)	14,595	14,967
	237,682	60,533
S H A R E H O L D E R S E Q U I T Y Share capital (Note 3)	9,359,913	8,933,796
Contributed surplus (Note 3c)	1,210,916	1,014,725
Deficit	(3,655,373)	(2,915,043)
	6,915,456	7,033,478
	$ 7,153,138	$ 7,094,011

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

Director                                                                                             Director

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Expenses Amortization of equipment	$ 10,784	$ 1,830	$ 18,537	$ 3,855
Bank charges and interest	1,929	889	4,307	1,501
Corporate development	90,484	11,812	97,811	13,282
Foreign exchange loss	65,507	4,392	103,837	7,933
Interest income	(13,268)	(6,941)	(32,924)	(11,938)
International security	(5,670)	-	21,998	-
Investor relations	17,549	14,301	44,972	33,491
Legal, audit and accounting	21,055	13,551	38,672	26,415
Management and office salaries	23,663	21,855	49,795	35,355
Office, rent and miscellaneous	28,438	14,162	62,200	23,540
Promotion and travel	24,059	23,367	78,147	58,297
Regulatory and filing fees	5,199	11,511	17,296	21,055
Shareholder communications	23,945	4,754	37,245	6,694
Stock-based compensation expense (Note 3c)	-	-	196,191	-
Write-off of mineral properties	-	-	2,246	-
Loss for the period	(293,674)	(115,483)	(740,330)	(219,480)
Deficit, beginning of period	(3,361,699)	(1,417,542)	(2,915,043)	(1,313,545)
Deficit, end of period	$ (3,655,373)	$ (1,533,025)	$ (3,655,373)	$ (1,533,025)
Loss per share (Note 8)	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted average number of shares outstanding	35,741,012	27,815,888	35,409,628	26,555,444

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months ended June 30,			For the six months ended June 30,
	2004	2003	2004	2003
Cash provided by (used for): Operating Activities Loss for the period	$ (293,674)	$ (115,483)	$ (740,330)	$ (219,480)
Adjustment for items not involving cash: Amortization of equipment	10,784	1,830	18,537	3,855
Stock based compensation	-	-	196,191	-
Write-off of mineral properties	-	-	2,246	-
Changes in non-cash working capital items: Amounts receivable	(51,332)	14,429	(48,407)	4,518
Promissory notes receivable	-	-	-	39,300
Prepaid expenses and deposits	(18,995)	(2,594)	(29,640)	(13,929)
Short term investments	-	162	-	(14,108)
Accounts payable and accrued liabilities	141,097	3,467	177,521	(33,421)
Due to related parties	(10,645)	542	(372)	(2,855)
Funds used for operating activities	(222,765)	(97,647)	(424,254)	(236,120)
Investing Activities Acquisition of equipment	(43,985)	-	(77,685)	(2,860)
Mineral property exploration costs	(634,754)	(166,287)	(945,875)	(434,299)
Mineral property acquisition costs	(200,858)	(92,967)	(247,823)	(108,167)
Mineral property cost recoveries	152,994	-	186,484	-
Funds used for investing activities	(726,603)	(259,254)	(1,084,899)	(545,326)
Financing Activity Cash received for common shares issued	230,713	205,290	480,144	1,205,840
Net increase (decrease) in cash and cash equivalents	(718,655)	(151,611)	(1,029,099)	424,394
Cash and cash equivalents, beginning of period	3,362,350	1,257,711	3,672,704	681,706
Cash and cash equivalents, end of period	2,643,695	1,106,100	2,643,695	1,106,100

Supplemental disclosure of non-cash investing and financing activities:

During the period ended June 30, 2004, the Company issued 10,000 common shares (2003 - 165,000) at a deemed price of $5,005 (2003 - $83,020) for mineral properties.

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Balance December 31, 2002		Net Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004

PERU	$	$	$	$	$	$
El Tigre Property Acquisition costs	57,100	9,600	66,700	11,286	(24,107)	53,879
Deferred exploration costs: Assays	2,967	-	2,967	83	-	3,050
Equipment maintenance and rental	-	396	396	859	-	1,255
Field supplies and travel expenses	12,935	1,371	14,306	2,897	-	17,203
Field office and personnel	24,430	4,825	29,255	11,364	-	40,619
Geological and geophysical	56,604	-	56,604	21,659	(50,708)	27,555
Maps and publications	8,578	-	8,578	260	-	8,838
	162,614	16,192	178,806	48,408	(74,815)	152,399
Lunahuana Property Acquisition costs	59,100	12,395	71,495	16,687	-	88,182
Deferred exploration costs: Assays	8,284	116	8,400	597	-	8,997
Equipment maintenance and rental	-	2,717	2,717	336	-	3,053
Field supplies and travel expenses	22,040	1,130	23,170	1,042	-	24,212
Field office and personnel	33,443	10,123	43,566	11,688	-	55,254
Geological and geophysical	99,773	2,549	102,322	6,082	-	108,404
Maps and publications	5,368	-	5,368	299	-	5,667
	228,008	29,030	257,038	36,731	-	293,769
Las Sorpresas Property Acquisition costs	54,465	8,474	62,939	9,467	(24,107)	48,299
Deferred exploration costs: Assays	4,371	-	4,371	-	-	4,371
Equipment maintenance and rental	-	-	-	1,244	-	1,244
Field supplies and travel expenses	-	199	199	991	-	1,190
Field office and personnel	17,024	3,728	20,752	9,168	-	29,920
Geological and geophysical	9,744	278	10,022	7,943	-	17,965
Maps and publications	-	-	-	207	-	207
	85,604	12,679	98,283	29,020	(24,107)	103,196
Picota Property Acquisition costs	30,506	9,450	39,956	13,234	-	53,190
Deferred exploration costs: Assays	4,714	-	4,714	-	-	4,714
Equipment maintenance and rental	3,528	2,858	6,386	151	-	6,537
Field supplies and travel expenses	11,570	-	11,570	629	-	12,199
Field office and personnel	13,709	5,102	18,811	7,182	-	25,993
Geological and geophysical	38,527	-	38,527	3,268	-	41,795
Maps and publications	2,616	-	2,616	653	-	3,269
	105,170	17,410	122,580	25,117	-	147,697

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Balance December 31, 2002		Net Expenditures (w/o or recovery)	Balance December 31, 2003	Write off or Expenditures Recovery	Balance June 30, 2004
	$ $	$	$	$ $	$
Pamel Property Acquisition costs	58,240	14,114	72,354	13,514 -	85,868
Deferred exploration costs: Assays	26,037	-	26,037	- -	26,037
Equipment maintenance and rental	42,782	-	42,782	1,267 -	44,049
Field supplies and travel expenses	23,639	-	23,639	975 -	24,614
Field office and personnel	93,950	5,906	99,856	8,361 -	108,217
Geological and geophysical	114,936	-	114,936	3,782 -	118,718
Maps and publications	9,754	136	9,890	271 -	10,161
Options payments received	(145,000)	-	(145,000)	- -	(145,000)
	224,338	20,156	244,494	28,170 -	272,664
Las Brujas Property Acquisition costs	10,801	3,000	13,801	3,000 -	16,801
Deferred exploration costs:	2,570	-	2,570	- -
Assays					2,570
Equipment maintenance and rental	-	-	-	93 -	93
Field supplies and travel expenses	6,137	352	6,489	1,244 -	7,733
Field office and personnel	12,783	5,074	17,857	8,900 -	26,757
Geological and geophysical	13,647	562	14,209	2,000 -	16,209
Maps and publications	2,277	-	2,277	133 -	2,410
	48,215	8,988	57,203	15,370 -	72,573
Canariaco Property Acquisition costs	89,750	10,768	100,518	19,775 -	120,293
Deferred exploration costs:	-	355	355	3,398 -
Assays					3,753
Equipment maintenance and rental	-	756	756	23,008 -	23,764
Field supplies and travel expenses	4,207	1,440	5,647	5,317 -	10,964
Field office and personnel	21,843	32,165	54,008	26,530 -	80,538
Geological and geophysical	55,644	660	56,304	66,760 -	123,064
Maps and publications	3,114	7	3,121	500 -	3,621
	174,558	46,151	220,709	145,288 -	365,997

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

	Balance December 31, 2002	Net Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004

Alto Dorado/Toril Property

Acquisition costs

Deferred exploration costs:

    Assays

    Equipment maintenance and rental

    Field supplies, camp and travel

    Field office and personnel

    Geological and geophysical

    Maps and publications

	$ 66,077 3,497 1,546 2,089 5,108 23,506 3,908	$ 16,400 12,670 25,968 34,382 145,580 45,262 10,515	$ 82,477 16,167 27,514 36,471 150,688 68,768 14,423	$ 25,330 5,665 17,984 49,644 152,818 197,830 7,936	$ - - - - - - -	$ 107,807 21,832 45,498 86,115 303,506 266,598 22,359
	105,731	290,777	396,508	457,207	-	853,715

Other Properties

Acquisition costs

Deferred exploration costs:

    Assays

    Equipment maintenance and rental

    Field supplies and travel expenses

    Field office and personnel

    Geological and geophysical

    Maps and publications

    Option payments received

Write-down for impairment of

properties value

	102,263 17,239 18,573 42,139 66,880 101,316 17,032 (10,000) (25,000)	23,635 25,338 8,921 16,119 63,735 25,115 11,073 - -	125,898 42,577 27,494 58,258 130,615 126,431 28,105 (10,000) (25,000)	101,684 6,106 1,184 8,267 6,948 10,696 2,654 - -	- - - - - - - - -	227,582 48,683 28,678 66,525 137,563 137,127 30,759 (10,000) (25,000)
	330,442	173,936	504,378	137,539	-	641,917
Peru - Total	1,464,680	615,319	2,079,999	922,850	(98,922)	2,903,927

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	Balance December 31, 2002	Net Expenditures (w/o or recovery)	Balance December 31,	Write off or	Balance June 30, 2004
			2003 Expenditures Recovery
	$	$	$	$ $	$
CANADA (NEWFOUNDLAND) Linear Property Acquisition costs	20,345	40,293	60,638	21,247 -	81,885
Deferred exploration costs: Assays	10,903	(6,574)	4,329	291 -	4,620
Drilling	-	50,281	50,281	- -	50,281
Equipment maintenance and rental	4,608	2,372	6,980	918 -	7,898
Field supplies and travel expenses	22,001	23,290	45,291	2,000 -	47,291
Field office and personnel	24,668	2,591	27,259	1,709 -	28,968
Geological consulting	73,389	69,214	142,603	4,766 -	147,369
Maps and publications	1,228	354	1,582	6 -	1,588
Telecommunications	555	1,356	1,911	48 -	1,959
	157,697	183,177	340,874	30,985 -	371,859
Island Pond Property Acquisition costs	14,250	16,575	30,825	- -	30,825
Deferred exploration costs:	271	14	285	- -	285
Assays
Drilling	69,011	1,264	70,275	- -	70,275
Equipment maintenance and rental	925	113	1,038	83 -	1,121
Field supplies and travel expenses	1,663	(1,441)	222	149 -	371
Field office and personnel	197	115	312	137 -	449
Geological consulting	6,942	3,043	9,985	1,275 -	11,260
Maps and publications	331	74	405	- -	405
Telecommunications	-	50	50	25 -	75
	93,590	19,807	113,397	1,669 -	115,066

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

                                                                                                         Net

Balance December 31, 2002		Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004
$		$	$	$	$	$
Virgin Arm Property Acquisition costs	3,400	(3,284)	116	-	-	116
Deferred exploration costs: Assays	2,610	1,143	3,753	8	-	3,761
Equipment maintenance and rental	2,806	944	3,750	83	-	3,833
Field supplies and travel expenses	6,571	4,438	11,009	62	-	11,071
Field office and personnel	14,255	1,572	15,827	112	-	15,939
Geological consulting	51,704	20,958	72,662	1,205	-	73,867
Maps and publications	72	30	102	-	-	102
Telecommunications	378	365	743	9	-	752
	81,796	26,166	107,962	1,479	-	109,441
Staghorn Property Acquisition costs	12,736	62,345	75,081	4,019	(37,723)	41,377
Exploration bonds	-	-	-	16,135	-	16,135
Deferred exploration costs: Assays	813	2,556	3,369	1,605	-	4,974
Equipment maintenance and rental	-	2,108	2,108	5,475	-	7,583
Field supplies and travel expenses	1,072	9,411	10,483	4,474	-	14,957
Field office and personnel	-	2,696	2,696	5,556	-	8,252
Geological consulting	6,482	42,461	48,943	70,174	(52,715)	66,402
Maps and publications	-	260	260	23	-	283
Telecommunications	-	838	838	253	-	1,091
	21,103	122,675	143,778	107,714	(90,438)	161,054
Duder Property Acquisition costs	-	-	-	13,026	-	13,026
Exploration bonds	-	-	-	13,479	-	13,479
Deferred exploration costs: Assays	-	1,999	1,999	30	-	2,029
Equipment maintenance and rental	-	883	883	789	-	1,672
Field supplies and travel expenses	-	2,947	2,947	848	-	3,795
Field office and personnel	-	896	896	1,779	-	2,675
Geological consulting	-	29,934	29,934	10,345	-	40,279
Maps and publications	-	2	2	1	-	3
Telecommunications	-	390	390	132	-	522
	-	37,051	37,051	40,429	-	77,480

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

                                                                                                 Net

	Balance December 31, 2002	Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004
	$	$	$	$	$	$
Paul’s Pond Property Acquisition costs	6,368	29,479	35,847	560	-	36,407
Deferred exploration costs: Assays	612	361	973	115	-	1,088
Drilling	-	-	-	5,898	-	5,898
Equipment maintenance and rental	-	343	343	1,256	-	1,599
Field supplies and travel expenses	419	1,269	1,688	1,345	-	3,033
Field office and personnel	-	419	419	1,590	-	2,009
Geological consulting	-	32,138	32,138	16,380	(6,938)	41,580
Maps and publications	-	17	17	7	-	24
Telecommunications	-	151	151	157	-	308
	7,399	64,177	71,576	27,308	(6,938)	91,946
Eastern Pond Property Acquisition costs	16,040	(16,040)	-	-	-	-
Exploration bonds	-	-	-	14,144	-	14,144
Deferred exploration costs: Assays	638	(638)	-	-	-	-
Equipment maintenance and rental	1,674	(1,674)	-	1,132	(1,019)	113
Field supplies and travel expenses	2,362	(2,362)	-	483	(281)	202
Field office and personnel	-	-	-	1,274	(696)	578
Geological consulting	11,347	(11,347)	-	14,847	(8,585)	6,262
Telecommunications	146	(146)	-	64	(30)	34
	32,207	(32,207)	-	31,944	(10,611)	21,333
Other Properties Acquisition costs	111,396	(39,759)	71,637	-	-	71,637
Exploration bonds	-	-	-	24,912	-	24,912
Deferred exploration costs: Assays	18,402	(10,002)	8,400	66	(66)	8,400
Equipment maintenance and rental	12,957	(5,069)	7,888	-	-	7,888
Field supplies and travel expenses	29,568	(289)	29,279	740	-	30,019
Field office and personnel	30,755	(15,420)	15,335	295	(294)	15,336
Geological consulting	103,867	(25,658)	78,209	8,185	(204)	86,190
Maps and publications	954	(94)	860	-	-	860
Telecommunications	14,165	(12,410)	1,755	127	-	1,882
	322,064	(108,701)	213,363	34,325	(564)	247,124
Canada Total	715,856	312,145	1,028,001	275,853	(108,551)	1,195,303
Mineral Properties	2,180,536	927,464	3,108,000	1,198,703	(207,473)	4,099,230

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited - See Notice to Reader)
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable productions or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company has a net working capital balance of $2,664,812 as at June 30, 2004 (December 31, 2003 - $3,833,212).

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements dated December 31, 2003, both of which were prepared in accordance with the Canadian Generally Accepted Accounting Principles. The results for the three month period ended June 30, 2004 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: Unlimited number of common shares without par value

b)

Issued

	June 30, 2004		(unaudited) December 31, 2004
	Number of Shares	$	Number of Shares	$
Balance, beginning of period/year	34,387,454	8,933,796	23,333,803	4,204,815
Private Placements	-	-	5,908,333	3,638,105
Stock options	270,500	47,819	976,566	166,286
Warrants	1,394,750	373,293	3,902,752	774,533
Mineral Properties	10,000	5,005	266,000	150,057
Balance, end of period/year	36,062,704	9,359,913	34,387,454	8,933,796

c)

Share purchase options

	Options	Weighted-Average Exercise Price ($CDN)	Expiry Date Range
Outstanding & exercisable at December 31, 2003	3,296,250 3	0.52	May 15, 2005-October 31, 2008
Granted	600,000	0.80	March 2, 2009
Exercised	(270,500)	0.24	April 23, 2007-February 4, 2008
Cancelled	(267,500)	0.35	June 12, 2006-February 4, 2008
Outstanding & exercisable at June 30, 2004	3,358,250	0.70	May 15, 2005-March 2, 2009

3.

SHARE CAPITAL AND RELATED INFORMATION

            (continued)

During the six months ended June 30, 2004, the Company recorded stock-based compensation expense of US$196,191.

The fair value of options included in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.45%; an expected life of 5 years; an expected volatility of 33%; and no expectation for the payment of dividends.

a)

Share Purchase Warrants Outstanding

Number of Warrants	Exercise Price ($ Cdn)	Expiry Date
305,000	0.60	August 19, 2004
850,000	1.10	February 21, 2005
312,500	1.00	October 21, 2005
2,000,000	1.50	June 10, 2005
125,000	1.65	June 30, 2005
3,592,500	Weighted-average exercise price Cdn $1.15

b)

The Company has issued 375,000 shares which are held in escrow, their release being subject to regulatory acceptance.

4.

RELATED PARTY TRANSACTIONS

Three directors of the Company were paid $6,930 in 2004 (2003 - $6,930) for management fees, $52,645 (2003 - $52,645) for geological consulting services, and $7,365 for accounting services, and at June 30, 2004 were owed $14,595 (2003 - $7,210).

5.

EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	June 30, 2004	(unaudited) December 31, 2003
Office furniture and equipment	$ 22,528	$ 6,380	$ 16,148	$ 12,931
Computer equipment	31,611	10,971	20,640	18,314
Security equipment	13,037	435	12,602	-
Truck	11,586	5,381	6,205	7,300
Canada subtotal	78,762	23,167	55,595	38,545
Exploration equipment (Peru)	133,552	37,733	95,819	53,721
	$ 212,314	$ 60,900	$ 151,414	$ 92,266

6.

MINERAL PROPERTY AGREEMENTS DURING THE SIX MONTH PERIOD ENDED JUNE 30, 2004

•

The Company entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland. Goldcorp Inc. can earn up to a 70% interest in the Company’s Staghorn and Linear gold properties by paying all costs up to and including a bankable feasability study, and also has a right of first offer on all other properties in Newfoundland.

•

The Company entered into an option agreement with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in the El Tigre and one other gold property in Peru by spending US$2,500,000 on each property over 3.5 years and issuing to the Company 250,000 shares by January 31, 2008. The Company remains the operator of the exploration program for the period of the agreement and US$30,000 in option payments , 100,000 common shares of Orex, and US$50,000 in exploration advances were received during the current interim period.

7.

SEGMENTED INFORMATION

7.
	June 30, 2004	(unaudited) December 31, 2003
Assets by geographic segment: Canada	$ 3,844,438	$ 4,757,688
Peru	3,308,700	2,336,323
	$ 7,153,138	$ 7,094,011

 8.

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to June 30, 2004:

•

10,000 common shares were issued at the exercise of stock options.

•

111,000 stock options exercisable at $0.70 for a period of five years were granted to employees and consultants.

CANDENTE RESOURCE CORP.
MANAGEMENT DISCUSSION AND ANALYSIS

(All amounts in U.S. dollars)

The following discussion and analysis is for the period ended June 30, 2004 compared with the period ended June 30, 2003. This information is current to August 20, 2004 and has not been reviewed by the Company’s auditors.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Company incurred a loss of $293,674 in the quarter ended June 30, 2004 ($115,483 in 2003), the difference of $178,191 was incurred in primarily foreign exchange losses, corporate development and shareholder communication and security costs. For the six month period ended June 30, 2004, the loss was $740,330 ($219,480 in 2003), the difference of $520,850 was primarily related to the same expenses as in the quarterly results with the added addition of $196,191 in stock based compensation costs. The Company also wrote off $2,246 in mineral property costs in 2004. These properties written-off were all located in Newfoundland. The increase in overhead was incurred due to the increase in activities of the Company made possible by the successful capital raising activities during the previous year and the resultant additional exploration conducted on the properties.

The operational effectiveness of the Company’s activities in Peru had improved in prior periods due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate, however in the current period the Canadian dollar declined against the U.S. dollar by $0.37. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chico. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. During the past several months the Company has carried out geophysical surveys which helped to delineate several drill targets. The Phase One drilling program has recently been completed and a total of 1050 metres have been drilled in nine holes. Assay results will be received, compiled and reported by the middle of September 2004.

Canariaco

Canariaco is located within the Western Cordillera of the Peruvian Andes. The Canariaco property hosts porphyry copper-gold prospects. The exploration carried out to date consists of geological mapping, geochemical sampling (including a soil grid) and geophysical surveys. All this data is currently being compiled and drill targets are being delineated. Drilling is scheduled to commence in September 2004.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites. During the Summer of 2003, the Company carried out exploration on the property which included an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples (mostly from trenching); and geological mapping. In the first part of 2004, Induced Polarization (IP) and magnetics (geophysical) surveys were conducted. Further mapping will be carried out and a 2700m drill program will be conducted in September 2004.

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4
	$	$	$	$
2004	(441,549)	(293,674)	-	-
2003	(103,997)	(115,483)	(80,290)	(1,229,889)
2002	(52,531)	(189,856)	(117,552)	(77,726)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain. The loss in the first half of 2004 was primarily due to the recognizing of stock-based compensation of $196,191. Additional costs were incurred due to increasing office space to handle the increased exploration activity.

Capital Resources and Liquidity

The Company’s financial resources increased during the quarter with $230,713 raised by the issue of 674,750 shares on the exercise of stock options and warrants to a balance of $2,643,695 at the period end.

The Company has adequate financial resources to conduct its activities for the balance of the year and currently does not anticipate difficulties in raising additional funding if needed.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 4 to the Financial Statements.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles, however they are recorded in the financial statements in U.S. dollars. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the six months ended June 30, 2004, the Company recorded a loss of $98,117 while in 2003 a loss of $7,933 was recorded for foreign exchange. The Company minimizes its foreign exchange risk by maintaining low account balances in U.S. dollars and Peruvian soles, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

The Company believes that the U.S. dollar is in a declining trend and accordingly keeps most of its cash balances in Canadian dollars, which amounts are translated for accounting purposes into U.S. dollars for financial statement purposes. Short term rallies in the U.S. dollar will therefore result in unrealized losses on the conversion of Canadian dollar balances.

Outstanding Share Data

The Company has one class of common shares: as at August 22, 2004, there were 36,062,704 common shares outstanding.

The Company has a stock option plan: As at August 22, 2004, there were 3,459,250 stock options outstanding, all of which have vested.

The Company has outstanding as at August 22, 2004 of 3,552,500 warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Joanne Freeze, Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

“Joanne Freeze”

Joanne Freeze

Chief Executive Officer

FORM 59-109FT2

Certification of Interim Filings During Transition Period

I, Peter deVisser, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

“Peter deVisser”

Peter deVisser

Chief Financial Officer